Mail Stop 3-09

							May 3, 2005


Ricardo A. Rivera
Director
Proguard Acquisition Corp.
3040 E. Commercial Blvd.
Ft. Lauderdale, FL 33308

Re:	Proguard Acquisition Corp.
	Registration Statement on Form SB-2
	File Number 333-123910

Dear Mr. Rivera:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM SB-2

General

1. As this offering is self-underwritten, please consider whether those who will be selling the securities need to be registered as broker-dealers. For example, do they fit within the safe harbor of
Rule 3a4-1 of the Exchange Act? If so, please identify the individuals who will be selling and explain how they fit this safe harbor.

2. It appears your company may have been organized in the past five years. If so, please provide the information required by Item
404(d)
of Regulation S-B to the extent applicable.  See Item 15 of Form
SB-
2.

Risk Factors, page 6

3. We note from page 17 that you do not intend to pay dividends. Please include a risk factor regarding this issue. The risk factor should disclose that any gain from an investment in your company will come from an increase in the market price, which may not occur.

4. Please add two separate risk factors regarding the following:

* Holders of the warrants will only be able to exercise them if you maintain an effective registration statement and qualify the warrants in the state of residence of the holder. Please disclose your intentions regarding keeping the prospectus current as well as qualifying the warrants for exercise in any states. Finally, identify the states in which you will qualify them, if you intend to do so.
* The holders of the warrants may not be able to exercise their warrants if you exercise your right to redeem them two years after they are issued. If the terms of the warrants do not require that your common stock trade at a certain price level for a period of time before you can call the warrants, you should provide disclosure. If they do, you should also provide disclosure as to these terms. Finally, state whether you would call the warrants for redemption at a time when you were not maintaining a current prospectus for exercise of the warrants.

We do not meet the requirements for our stock to be quoted on
NASDAQ
.. . . , page 6

5. Please briefly summarize the principal obstacles keeping your stock from being eligible for listing on Nasdaq or on an exchange.

Future sales by our stockholders could cause the stock price to decline, page 7

6. Please disclose whether any of your outstanding shares are subject to restrictions on sales pursuant to Rule 144. If so, disclose the number of shares and when the restrictions expire.

You will experience immediate dilution of at least 75% of your investment . . . , page 7

7. Please revise this risk factor to explain that investors who purchase shares will contribute ___% of the total amount to fund the company but will own only ___% of the outstanding share capital and
___% of the voting rights.

Our cash balance in banks and brokerage firms may exceed . . . , page
7

8. As currently written, this risk factor could apply to any issuer or any offering. If you keep this risk factor, please revise it so it more specifically addresses your situation. Also, if you keep the risk factor, please revise it to clarify that the FDIC does not insure brokerage accounts. Also, list the principal banks and brokerage firms where you keep your funds.

We are dependent on Frank R. Bauer . . . , page 7

9. Please discuss any difficulties you have had in attracting and retaining qualified personnel.

Our major competitors could negatively impact our revenues . . . , page 8

10. If your business has been hampered by a competitor expanding into one of your target markets, please disclose the situation. Also, please disclose what your target markets are.

We lose some of our customers over time . . . , page 8

11. The heading for this risk factor refers to restructuring, but the body of the risk factor does not discuss restructuring. Please expand the risk factor to explain how restructuring may cause a decrease in customers.

12. Please explain what it means to "integrate" and "adequately service" an account.

Our customer acquisition strategies may not be successful . . . , page 8

13. We note that you have changed your acquisition strategy over the past few years to decrease the cost of adding customers and to decrease the rate of attrition from new accounts. Please explain the principal changes you have made.

14. We note that your "customer base could continue to decline." Is your overall customer base currently declining? If so, please state this fact in the risk factor heading, and revise the risk factor to state when your customer base began to decline, the approximate number of customers you had at that time, and the approximate number of customers you currently have.

Increased adoption of non-response or verification-required
policies
.. . . , page 9

15. Please expand this risk factor to provide more detail in the following areas:

* Disclose your actual false alarm rate.
* Explain what you will need to do in response to the new laws, regulations, and policies that could increase your costs.
* Clarify how your costs will increase as you monitor, evaluate, and attempt to affect the outcome of these initiatives. For example, do you have an active lobbying effort?
* If your business has already experienced difficulties caused by increased regulation, please discuss the situation and state the approximate increased expense you incurred.
* Finally, if any regulatory matter on pages 14-15 that is not discussed in this risk factor gives rise to a material risk, please discuss it.

We are susceptible to macroeconomic downturns which may negatively impact . . . , page 9

16. As currently written, this risk factor could apply to any issuer or any offering. Please make it more specific to your situation. For example, is your business or industry more susceptible to economic conditions than other businesses or industries are? If so, please explain how.

Business, page 10

17. Please state your form and year of organization, as required by
Item 101(a)(1) of Regulation S-B. Also, consider including your web address in the filing. See Item 101(c)(3) of Regulation S-B.

18. We note in the first paragraph of this section that you provide environmental security systems. Please explain what an environmental security system is.

19. Please explain Proguard Protection`s history in more detail.
For
example, what were its operations prior to July 1, 2004?  What is the
current status of the previous shareholders?  We note the
disclosure
in note 2 to the financial statements on page 42 that the shareholders cancelled their 1,000,000 shares in exchange for 395,000 shares of the registrant`s stock. Please disclose in the Business section of your document this information and any other information necessary for a basic understanding of how your business has grown and evolved.

20. Please file as an exhibit the agreement related to the reverse acquisition transaction.

21. Please disclose the approximate percentage of your business that comes from fire alarms, intrusion alarms, and environmental security systems. Compare the profitability of each type of system.

Customer Contracts, page 10

22. Rather than using subjective terms such as "most" and "typically," state the number of customers who have signed contracts for two years, three years, four years, and five years. State how many customers have signed alarm monitoring contracts with extended service protection and without this protection, and state how many customers have signed up for line security based on cellular technology. Finally, compare the profitability of these additional features.

23. We note you are "large enough to serve customers` needs."
Please
clarify whether the word "large" refers to the number of customers, revenues, employees, etc. Also, disclose why being large enhances your ability to serve customers` needs.

24. We note your subsidiary is licensed in Colorado "and various counties." Please disclose in which states the various counties are located.

25. With each organization whose industry standards you meet, please disclose the organization`s principal criteria.

26. Please expand the discussion of each component of your business model to provide additional detail. For example:

* How do you define "excellent customer service" in your industry, and what specific things does your company do to meet this definition?
* Are the customer service representatives, repairmen, and sales representatives employees of your company, or do you contract for these services?
* What is a "Level Three General Electric national account rating," and what must a company do to achieve this rating? How many other ratings does General Electric have, and where does level three rank?

27. We note that among your keys to success are "local company office," "local employees," and "local merchant affiliation."

* Please define what you believe to be your geographic markets.
* State whether you have an office in each of these markets, and state how many customer service and repair personnel are stationed in each market.
* Explain what a "local merchant affiliation" is and how it benefits your business. Also, identify your principal merchant affiliations.

28. We note you have state of the art technology. Please discuss the characteristics of your technology that make it state of the art.

29. We note your industry is a "new industry undeveloped in area." Please discuss this point in more detail. For example, how far away is your nearest competitor? Are there any substantial barriers to entry if a competitor decides to attempt to enter your area?
Also,
you state in the next section that the Pitkin, Garfield, and Eagle county areas are serviced by a few alarm companies, and you refer on page 13 to "several local competitors." Since there are other companies, please clarify how you are defining "undeveloped."


Security Systems and Services, page 13

30. Please describe each of your services and products in more detail. For example, describe the advantages and limitations of each. State the percentage of your revenues attributable to each one.

31. It appears your business may be substantially dependent upon your contract with GE, especially considering that your level three GE rating is a part of your business model. If you have any material written agreements with GE, please file them as exhibits and discuss their material terms in the body of your filing. See Item 601(b)(10)
of Regulation S-B.

Use of Proceeds, page 16

32. We note you plan to use $100,000 of the proceeds to discharge long-term debt. Please state the interest rate and maturity of this debt. If the debt was incurred less than a year ago, describe the use of the proceeds of that debt other than short-term borrowings used for working capital. See Instruction 1 to Item 504 of Regulation S-B.

33. Also, please identify the party to whom you owe the debt. If the creditor is an affiliate of your company, you should explain the affiliation. If the proceeds will first go to pay indebtedness owed to an affiliate, you should also consider a separate risk factor.

34. We note you plan to purchase new accounts with the offering proceeds. To the extent known, please identify the seller of these accounts and discuss any terms of the sale that have been determined.

35. Please identify with more specificity what you mean by "working capital." How will these funds be used, and how much will be spent on each use?

36. We note the disclosure that you may use a NASD registered broker/dealer to sell the offering. Please be aware that if you do so, you will need to amend the filing post-effectively to identify the broker/dealer, seek approval of the underwriting or sales arrangements with the NASD, and engage an escrow agent to hold funds if they have not already reached their minimum of $300,000. You would also need to file the sales or underwriting agreement and the executed escrow agreement as an exhibit and identify the escrow agent in the post-effective amendment.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 18

37. To better understand your reported results of operations, please disclose your critical accounting estimates. Please refer to Release
No. FR-72.  For example, please discuss the following:

a) What activities result in deferred income and how does management determine the amounts to recognize in current periods as well as the amounts to defer?

On page 11, you disclose that "b) typically, customers sign alarm monitoring contracts that include a bundled monthly charge for monitoring and extended service protection." Please disclose how you allocate the bundled monthly charges to the various revenue activities.

Trends and Uncertainties, page 18

38. You assert in your discussion of investing activities that your
"cash flow should increase due to the fact that [you] will receive an aggregate of $2,270 in monthly fees" from your purchase of contracts in 2004. The assertion that you will receive $2,270 in monthly fees, or approximately $27,000 per year, assumes no cancellations by the customers. Please discuss the uncertainties relating to customer cancellations of existing contracts.

Financing Activities, page 18

39. It appears the $87,750 in proceeds from the sale of 1,755,000 common shares in 2004 significantly impacted your cash position and equity. Considering the lack of a public market for your common shares, as well as the material impact of this change in equity and cash position, please expand your discussion to disclose the facts and circumstances related to this financing and the relationship of the investors to Protective.

40. We note the discussion of the note from Corrections Systems International. Please consider whether this note should be filed pursuant to Item 601(b)(10) of Regulation S-B. If you do not believe it needs to be filed, please provide us with a supplemental analysis supporting your determination.

Results of Operations, page 18

41. You disclose that sales increased significantly in 2004 "due to
increased operations and the purchase of the security monitoring contracts." Please expand your discussion to provide meaningful analysis and insight as to how and why sales increased for each type
of revenue line item.   Please revise your discussion of other
statement of operations line items, accordingly.

Persons Beneficially Owning More than 5% of Outstanding Common
Stock,
page 23

42. Please disclose that the beneficial ownership table includes shares that the shareholders have the right to acquire within 60 days. See Rule 13d-3(d)(1)(i) under the Exchange Act.

43. Please identify the natural person(s) who controls Plymouth
Capital.

Certain Relationships and Related Transactions, page 24

44. Generally, contracts with related parties are required to be filed as exhibits pursuant to Item 601(b)(10)(i)(A). Please file the agreements underlying each of the transactions described in this section, or provide us with a supplemental analysis explaining why filing is not necessary.

45. Please describe the relationships between the company and Corrections Systems International and Financial Communications.

Plan of Distribution, page 27

46. Please disclose the interest rate you will pay to investors if the minimum offering amount is not met.

Consolidated Financial Statements

Consolidated Statements of Operations, page 33

47. Refer to your executive compensation disclosures on page 22.
Please confirm that the historical financial statements include all costs of doing business, including the fair value of uncompensated, contributed services provided by officers and directors. See
Staff
Accounting Bulletin Topic 1:B.1.for guidance.

Consolidated Statement of Changes in Stockholders` Equity, page 34

48. It appears that you have not retroactively restated historical stockholders` equity prior to July 1, 2004 for the equivalent number of shares received in the transaction by Protective. Similarly, the
weighted average number of common shares outstanding for periods prior to the transaction is restated to reflect the number of
equivalent shares received.   Please revise your financial
statements
or tell us why you did not retroactively restate the financial statements to reflect the recapitalization of Protective.

Notes to Consolidated Financial Statements

Note 1.  Summary of Significant Accounting Policies

Revenue Recognition, page 37

49. Based on your disclosures, it appears that your customer contracts include multiple deliverables for the sale of security devices, installation, and alarm monitoring contracts. Please disclose your accounting policy for recognition of revenue from multiple-deliverable arrangements. Provide a description and the nature of your arrangements, including performance, cancellation, termination, or refund provisions. Please refer to paragraph 18 of
EITF 00-21.

Note 2.  Acquisition of Proguard Protection Services, Inc., page
42

50. Please expand your disclosure to clarify why Proguard
Acquisition
Corp. was formed on June 8, 2004. Disclose the relationship, if any, between Proguard Protection Services, Inc. and Proguard
Acquisition
Corp. Tell us if these entities were under common control prior to
July 1, 2004.

51. Please revise your disclosures to clarify that the historical financial statements, except share capital, as of and prior to the acquisition date represent the operations of Protective.

Note 6.  Common Stock, page 44

52. Please provide us with an itemized chronological schedule showing each issuance of common stock, stock options, warrants, and other equity instruments from July 1, 2004 through the date of your response. Please provide the following information separately for each equity issuance:

a) The date of the transaction,

b) The number of options granted or shares issued,

c) The exercise price or per share amount paid,

d) Management`s fair market value per share estimate and the significant factors, assumptions, and methodologies used in determining fair value,

e) An explanation of how the fair value of the convertible debt and preferred stock and common stock relate, given the existing conversion ratio,

f) The identity of the recipient, indicating if the recipient was a related party,

g) Nature and terms of concurrent transactions,

h) The amount of any compensation or interest expense element,

i) Significant factors contributing to the difference between the fair value as of the date of each grant and fair value as of the date of your response; and,

j) The valuation alternative selected and, if appropriate, the reason management chose not to obtain a contemporaneous valuation by and unrelated valuation specialist.

Exhibit 5.1: Legality Opinion

53. We note the opinion is based on the assumption "that Proguard Acquisition will fully comply with all applicable securities laws involved under the Securities Act of 1933, as amended, the Securities
Exchange Act of 1934, as amended, and the rules and regulations promulgated pursuant to said Acts, and in those states or foreign jurisdictions in which the common shares may be sold." This assumption appears to be very broad. Please be aware that counsel is not permitted to "assume away" the issue upon which they are opining.
Please either delete this assumption, or provide us with your analysis as to how the assumption does not undermine the ultimate conclusion that the securities are "validly issued, fully paid and nonassessable."

54. In addition to opining on the legality of the common stock, please also provide an opinion as to whether the warrants are binding obligations under the state contract law governing the warrant agreement.

55. We note the opinion covers "Florida law, including the Nevada Revised Statutes, all applicable provisions of the statutory provisions, and reported judicial decisions interpreting those laws."
Please clarify this statement. Does Florida law explicitly "include[e]" the Nevada Revised Statutes? Please ensure that the opinion is based on the law of the state of incorporation for common stock and on the law of the state of the contract law governing the warrant agreement for warrants.

Exhibit 21 - Consent of Independent Certified Public Accountants

56. Please have Stark Winter Schenkein & Co., LLP provide a consent for the use of their report dated December 14, 2004 relating to the financial statements of Proguard Acquisition Corp. for the period ended June 30, 2004.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	You may contact Jason Lawson at (202) 942-5226 or Kevin Woody at
(202) 942-7332 if you have questions regarding comments on the financial statements and related matters. Please contact Greg
Belliston at (202) 824-5219 or me at (202) 942-1840 with any other questions.

							Sincerely,



							Jeffrey Riedler
							Assistant Director


cc:	Ms. Jody Walker, Esq.
	7841 South Garfield Way
	Centennial, CO 80122
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Ricardo A. Rivera
Proguard Acquisition Corp.
May 3, 2005
Page 1